UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-26658

Pharmacyclics, Inc.
 (Exact name of registrant as specified in its charter)

995 E. Arques Avenue, Sunnyvale, CA 94085 Tel: (408) 774-0330
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Rights to Purchase Series A Junior Participating Preferred Stock, par value $.0001 per share
(Title of each class of securities covered by this Form)

Common Stock, par value $.0001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Pharmacyclics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 5, 2006	By:	/s/ LEIV LEA

Leiv Lea Vice President, Finance and Administration and Chief Financial Officer and Secretary